1-10167

02050636

Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 13, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ____x_____ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ____________ No ______x______

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

CR

Index to Exhibits

Exhibit No.	Description
1	Letters dated August 2, 7 and 12, 2002 to the NYSE with attachments.

Exhibit 1

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

August 2, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online

on 25 / 7 / 02

25 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Wednesday 24 July 2002, 264,118 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,761,168,594 ordinary shares of $1.00 each fully paid.

Now: 1,760,904,476 (decrease of 264,118) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,760,462,476 (decrease of 264,118) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 442,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 26/7/02

26 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 25 July 2002, 700,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,760,904,476 ordinary shares of $1.00 each fully paid.

Now: 1,760,204,476 (decrease of 700,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,759,762,476 (decrease of 700,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 442,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online on 26/7/2

26 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

A total of 216,307 new fully paid shares were allotted today following the exercise of options comprising:

1. 58,685 new fully paid shares pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS); and
2. 157,662 new fully paid shares pursuant to Westpac's General Management Share Option Plan (GMSOP).

Paid-up Capital

Previously: 1,760,204,476 ordinary shares of $1.00 each fully paid.

Now: 1,760,420,783 (increase of 216,307) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,759,924,783 (increase of 162,307) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 (increase of 54,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Sent to ASX via
online on 29/07/02

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

26 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Friday 26 July 2002, 500,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,760,420,783 ordinary shares of $1.00 each fully paid.

Now: 1,759,920,783 (decrease of 500,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,759,424,783 (decrease of 500,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Sent to ASX via online on 29/07/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

29 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – Senior Officers Share Purchase Scheme

Options were granted on 29 July 2002 under Westpac's Senior Officers Share Purchase Scheme. Details are:

1.	Closing date of issue	26 July 2002
2.	Number of options issued	100,000
3.	Amount paid per option	Nil
4.	Issue price	$16.21

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (29 July 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited.
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)
☎ (02) 9216 0390

G:\gsec\Head GS\ASX\Option Exercise Documents\Grants\SOSPS Series 115 Grant ASX 290702.doc

Westpac
Australia's First Bank

Sent to ASX via online on 30/07/02

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

30 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Monday 29 July 2002, 450,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,759,920,783 ordinary shares of $1.00 each fully paid.

Now: 1,759,470,783 (decrease of 450,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,758,974,783 (decrease of 450,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Sent to ASX via
online on 31/07/02

Westpac | Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

31 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Tuesday 30 July 2002, 1,601,091 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,759,470,783 ordinary shares of $1.00 each fully paid.

Now: 1,757,869,692 (decrease of 1,601,091) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,757,373,692 (decrease of 1,601,091) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

1 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Wednesday 31 2002, 740,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,757,869,692 ordinary shares of $1.00 each fully paid.

Now: 1,757,129,692 (decrease of 740,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,756,633,692 (decrease of 740,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

for [signature]
Julie Thorburn
Head of Group Secretariat (Acting)

Sent to ASX via online on 02/08/02

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

2 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 1 August 2002, 750,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,757,129,692 ordinary shares of $1.00 each fully paid.

Now: 1,756,379,692 (decrease of 750,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,755,883,692 (decrease of 750,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

for [signature]
Julie Thorburn
Head of Group Secretariat (Acting)

g:\gsec\head gs\asx\buyback documents\share canx_asx advice_02082002.doc 02/08/2002

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

August 7, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

AUSTRALIAN STOCK EXCHANGE
WBC001858

5 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Friday 2 August 2002, 375,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,756,379,692 ordinary shares of $1.00 each fully paid.

Now: 1,756,004,692 (decrease of 375,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,755,508,692 (decrease of 375,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online on 6/8/02.

6 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – General Management Share Option Plan

Options have been granted today, 6 August 2002, under Westpac's General Management Share Option Plan. Details are:

1.	Closing date of issue	2 August 2002
2.	Number of options issued	150,000
3.	Amount paid per option	Nil
4.	Issue price	$16.15

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (6 August 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited.
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)
☎ (02) 9216 0390

k:\gsec\head gs\asx\option exercise documents\grants\gmsop grant_asx_gm 24_06082002.doc: 06/08/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via
Online on 07/08/02

7 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Tuesday 6 August 2002, 440,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,756,004,692 ordinary shares of $1.00 each fully paid.

Now: 1,755,564,692 (decrease of 440,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,755,068,692 (decrease of 440,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

August 12, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via
online on 09/08/02

9 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 8 August 2002, 375,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,755,094,005 ordinary shares of $1.00 each fully paid.

Now: 1,754,719,005 (decrease of 375,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,754,223,005 (decrease of 375,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via online on 09/08/02

9 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

A total of 181,658 new fully paid shares were allotted today following the exercise of options comprising:

1. 46,466 new fully paid shares pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS); and
2. 135,192 new fully paid shares pursuant to Westpac's General Management Share Option Plan (GMSOP).

Paid-up Capital

Previously: 1,754,719,005 ordinary shares of $1.00 each fully paid.

Now: 1,754,900,663 (increase of 181,658) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,754,404,663 (increase of 181,658) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

k:\gsec\head gs\asx\option exercise documents\asx capital advice\option exercise asx advice _09082002.doc: 09/08/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (02) 9216(2)0390
Facsimile: (02) 9226 1888
Email: jthorburn@westpac.com.au

AUSTRALIAN STOCK EXCHANGE
WBC001863

9 August 2002

Companies Announcement Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir /Madam

CORRECTION TO ADVICE OF GRANT GMSOP 24

On 6 August 2002, a notice of grant for Series 24 of Westpac's General Management Share Option Plan which advised a grant of 150,000 options under the plan.

The number of options granted under that series was in fact 140,000. All other details contained in the notice of 6 August 2002 are correct.

We apologise for any inconvenience that this has caused.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)

Official Partner Australian

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via online on 12/08/02

12 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Friday 9 August 2002, 1,235,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,754,900,663 ordinary shares of $1.00 each fully paid.

Now: 1,753,665,663 (decrease of 1,235,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,753,169,663 (decrease of 1,235,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

August 12, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Media release

AUSTRALIAN STOCK EXCHANGE
WBC001862

12 August 2002

Westpac's change of incorporation

Westpac said today that it expected its change of corporate status would be finalised before the end of August 2002.

Westpac is currently incorporated under NSW state legislation which dates back to 1850 and which will be repealed as part of the change. As a result, Westpac will be governed entirely by the Federal Corporations Act.

This change in governance means that the current share buy-back cannot be continued and will be terminated immediately. Once the change of incorporation is finalised Westpac will clarify its future intention regarding capital management.

Westpac has been pursuing this change of status for the last 3 years.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Westpac
Australia's First Bank

Media release

12 August 2002

Westpac's change of incorporation

Westpac said today that it expected its change of corporate status would be finalised before the end of August 2002.

Westpac is currently incorporated under NSW state legislation which dates back to 1850 and which will be repealed as part of the change. As a result, Westpac will be governed entirely by the Federal Corporations Act.

This change in governance means that the current share buy-back cannot be continued and will be terminated immediately. Once the change of incorporation is finalised Westpac will clarify its future intention regarding capital management.

Westpac has been pursuing this change of status for the last 3 years.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 13, 2002

By: ______________________
Manuela Adl
Sr. Vice President & COO